Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274209

Prospectus Supplement No. 1

(to Prospectus dated September 29, 2023)

American Depositary Shares

Lixiang Education Holding Co., Ltd.

Representing	50,000,000	ordinary shares

This prospectus supplement supplements and amends the prospectus dated September 29, 2023 (the “Prospectus”) related to the resale, from time to time, of up to 50,000,000 ordinary shares in the form of American depositary shares (“ADSs”) of Lixiang Education Holding Co., Ltd. by Xiaoxiong Li, Haibin Gong, Yiqiang Dong, Huafeng Hong, Kin Mang Kung, Shulin Gong, Kim Tuk Yeung, Qunzhu Dong, Jinglong Hong and Canghai Hong (collectively, the “Selling Shareholders”). Each ADS represents 5 ordinary shares, US$0.0001 par value per share. The ADSs to which the Prospectus and this prospectus supplement relate represent ordinary shares that will be issued to the Selling Shareholders pursuant to, and subject to the terms and conditions of, the share subscription agreements, dated as of August 25, 2023, by us and each of the Selling Shareholders. We are not selling any securities under the Prospectus or this prospectus supplement, and will not receive any of the proceeds from the sale of ADSs by the Selling Shareholders.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

Our ADSs are listed on The Nasdaq Global Market under the symbol “LXEH.” On November 2, 2023, the last sale price of our ADSs reported on The Nasdaq Global Market was US$0.5370.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and will be subject to reduced public company reporting requirements.

This prospectus supplement incorporates into our Prospectus the information contained in the Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 31, 2023, which is attached hereto.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 25 of the Prospectus.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 3, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Lixiang Education Announces Unaudited Half Year 2023

Financial Results

Lishui, China, October 31, 2023 — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), a prestigious international and vocational education service provider in China, today announced its unaudited financial results for the first half year of 2023.

First Half Year 2023 Financial Highlights of the Company

●	For the vocational education, the number of total students has increased by 693 or 62.3% for the semester commenced in March 2023, compared with semester commenced in March 2022, as the enrollment of new students. For the high school education, the number of total students has increased by 79 or 17.7% for the semester commenced in the March 2023, compared with semester commenced in March 2022, as the enrollment of new students;

●	Net revenue for the six months ended June 30, 2023 were RMB26.0 million (US$3.6 million), an increase of RMB 3.2 million by 14.2% compared with RMB22.8 million for the same period ended June 30, 2022, primarily driven by the increase tuition and accommodation income of our vocational education of RMB5.8 million and high school education of RMB2.5 million, partially offset by the decrease of comprehensive service for flexible employment of RMB5.2 million.

●	Loss from operations for the six months ended June 30, 2023 was RMB6.5 million (US$0.9 million), a decrease of RMB5.0 million or 43.5% compared with RMB11.5 million for the same period ended June 30, 2022, due to the increase of gross profit of RMB0.7 million and the decrease of operating expenses of RMB4.3 million.

First Half Year 2023 Financial Results

Net Revenues

Net revenues for the six months ended June 30, 2023 were RMB26.0 million (US$3.6 million), compared with RMB22.8 million for the same period ended June 30, 2022.

Tuition and accommodation income

For the vocational education, revenue contribution for the period was RMB12.7 million, primarily from Langfang School, an increase of RMB5.8 million by 82.7% compared with RMB7.0 million for the same period ended June 30, 2022, primarily due to the combined effect of enrollment of new students, and the increase tuition fee per students in the new semester.

For the high school education, revenue contribution for the period was RMB8.0 million from Qingtian International School, an increase of RMB2.5 million by 44.7% compared with RMB5.6 million for the same period ended June 30, 2022 primary attribute to the enrollment of new students.

Comprehensive service for flexible employment

Revenue from comprehensive service for flexible employment was RMB0.8 million for the six months ended June 30, 2023, decreased by RMB5.2 million from RMB5.9 million for the six months ended June 30, 2022, primarily due to depressed economic situation in the post-epidemic which led to the temporary decrease of employment demand in the first half year 2023. We are still striking to seek potential clients so as to bridge the supply and demand gap between the employers and talents.

Sales of meal, uniforms and learning materials

Revenue contribution for the period was RMB1.7 million, compared with RMB3.0 million for the same period in 2022 as students have bought less uniforms and learning materials from Langfang School.

Others

Other revenue of RMB2.8 million primary consisted of consulting services of oversea students’ enrollment in the first half year of 2023 of RMB1.3 million, rental income of RMB0.7 million from third parties and RMB0.4 million from our related party for the six months ended June 30, 2023. Revenue of RMB1.3 million for the six months ended June 30, 2022 was primarily consisted of consulting services of oversea students’ enrollment in the first half year of 2022 of RMB0.7 million and rental income of RMB0.4 million from related party.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2023 was RMB19.9 million (US$2.7 million), increased by RMB2.5 million from RMB17.4 million for the same period ended June 30, 2022. The increase in cost of revenues was mainly included: (i) the increase salary, bonus, social security and welfare benefits of teachers by RMB3.3 million, primary attribute to our teachers structure optimization and we raised salary to motivate teachers’ incentive; (ii) the increase rental cost and other utilities charge by RMB0.6 million, partially offset by the decrease of salary and welfare for interns from comprehensive service for flexible employment of RMB 1.6 million, which was in line with the decrease of revenue from comprehensive service for flexible employment.

Gross Profit

As a result of the foregoing, gross profit for the first half year of 2023 was RMB6.1 million, increased slightly, compared with the gross profit of RMB5.4 million for the same period ended June 30, 2022.

Operating Expenses

Total operating expenses for the first half year of 2023 were RMB12.6 million (US$1.7 million), compared with RMB16.9 million for the same period ended June 30, 2022. The decrease was mainly due to the decrease of general and administrative expenses.

General and administrative expense for the first half year of 2023 was RMB12.2 million (US$1.7 million), decreased by RMB3.7 million compared with that for the same period of 2022. The decrease general and administrative expense was mainly included: (i) the decrease salary, bonus, social security and welfare benefits of RMB2.8 million due to the our management structure optimization and expense control; (ii) the decrease of lease expenses of RMB0.5 million due to the decrease of rental market price in the post-epidemic.

Sales and marketing expenses for the first half year of 2023 was RMB0.4 million (US$0.06 million), decrease by RMB0.6 million compared with that for the same period of 2022. The decrease of sales and marketing expenses was primarily due to the decreased training expense of marketing personnel.

Other Income, net

Total net other income for the first half year of 2023 was RMB1.2 million (US$0.2 million), compared with RMB9.1 million for the same period ended June 30, 2022. The decrease was due to the decrease government grants of RMB4.1 million received by Langfang School and Qingtian International School to support the development of schools; in addition, the Company also received government grants for the successful listing on NASDAQ of RMB5.0 million in the first half of 2022.

Net Loss

Net loss for the first half year of 2023 was RMB8.2 million (US$1.1 million), compared with net loss of RMB5.0 million for the same period ended June 30, 2022.

Net Loss Attributed to Ordinary Shares

Basic and diluted net loss per share attributable to ordinary shareholders of the Company from for the first half year of 2023 were RMB0.12, compared with basic and diluted net loss per share of RMB0.07 for the same period ended June 30, 2022.

Basic and diluted net loss per ADS attributable to ADS holders of the Company for the first half year of 2023 were RMB0.62, compared with basic and diluted net loss per ADS of RMB0.38 for the same period ended June 30, 2022.

Cash and Working Capital

As of June 30, 2023, the Company had total cash and cash equivalents and short-term investment balances of RMB240.1 million (US$33.1 million), a decrease of RMB6.6 million from RMB246.8 million as of December 31, 2022. The decrease was mainly due to our repayment of borrowing from Lianwai School, partially offset by the advance tuition and accommodation fees paid by students and proceeds from bank loans.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the rate in effect as of June 30, 2023 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(RMB, except share data and per share data, or otherwise noted)

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	246,761,548	240,123,032	33,114,480
Accounts receivable, net	430,960	568,976	78,465
Amounts due from a related party	-	322,600	44,489
Inventories	1,163,776	1,001,425	138,103
Prepayments and other current assets	81,197,804	77,371,153	10,669,970
Total current assets	329,554,088	319,387,186	44,045,507
Non-current assets
Property and equipment, net	160,129,657	157,455,394	21,714,092
Land use rights, net	35,820,632	35,347,283	4,874,613
Intangible assets, net	218,957	201,953	27,851
Goodwill	70,369,837	70,369,837	9,704,444
Deferred tax assets	5,252,747	5,323,473	734,140
Right-of-use assets	7,580,536	5,512,290	760,180
Total non-current assets	279,372,366	274,210,230	37,815,320
TOTAL ASSETS	608,926,454	593,597,416	81,860,827
LIABILITIES
Current liabilities
Short-term borrowings	67,500,000	77,838,142	10,734,371
Accounts payable	2,929,014	1,556,503	214,652
Deferred revenue, current	9,368,156	14,163,342	1,953,214
Salary and welfare payable	3,426,908	2,390,336	329,642
Amounts due to a related party	323,400	-	-
Taxes payable	850,183	950,808	131,122
Income tax payable	57,831	12,143	1,675
Long-term loans and borrowings, current	3,925,000	2,500,000	344,766
Operating lease liabilities-current	3,866,910	4,041,884	557,401
Accrued liabilities and other current liabilities	18,262,186	19,973,839	2,754,519
Amounts due to Affected Entity (1), current	23,584,906	653,542	90,128
Total current liabilities	134,094,494	124,080,539	17,111,490
Non-current liabilities
Amounts due to Affected Entity (1), non-current	216,176,563	216,176,563	29,812,111
Operating lease liabilities, non-current	3,558,380	1,736,734	239,507
Long-term loans and borrowings, non-current	1,606,250	-	-
Total non-current liabilities	221,341,193	217,913,297	30,051,618
TOTAL LIABILITIES	355,435,687	341,993,836	47,163,108
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares (USD$0.0001 par value; 500,000,000 and 500,000,000 shares authorized, 66,667,000 and 66,667,000 shares issued and outstanding as of December 31, 2022 and June 30 2023, respectively)	45,198	45,198	6,233
Additional paid-in capital	305,460,907	304,368,905	41,974,391
Statutory reserve	60,201,702	60,468,183	8,338,944
Accumulated other comprehensive income	5,514,488	13,469,025	1,857,463
Accumulated deficit	(118,280,159)	(126,638,600)	(17,464,262)
Total Company’s shareholders’ equity	252,942,136	251,712,711	34,712,769
Non-controlling interests	548,631	(109,131)	(15,050)
TOTAL SHAREHOLDERS’ EQUITY	253,490,767	251,603,580	34,697,719
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	608,926,454	593,597,416	81,860,827

(1)	As a result of the effectiveness of the Implementation Rules, the Company would no longer be able to use its power under the contractual arrangements to direct the relevant activities that would most significantly affect the economic performance of Liandu Foreign Language School (“Affected Entity”), and hence, has lost control on August 31, 2021 over the Affected Entity.

Lixiang Education Holding Co., Ltd.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB, except share data and per share data, or otherwise noted)

	For the six months ended
	June 30,
	2022	2023	2023
	RMB	RMB	US$

Net revenues	22,752,114	25,990,713	3,584,283
Cost of revenue	(17,383,875)	(19,910,243)	(2,745,748)
Gross profit	5,368,239	6,080,470	838,535

Operating expenses:
General and administrative expenses	(15,834,126)	(12,162,114)	(1,677,232)
Sales and marketing expenses	(1,039,481)	(414,238)	(57,126)
Total operating expenses	(16,873,607)	(12,576,352)	(1,734,358)
Loss from operations	(11,505,368)	(6,495,882)	(895,823)
Interest expense	(2,740,633)	(3,144,694)	(433,673)
Interest income	42,698	85,746	11,825
Other income, net	9,090,339	1,235,168	170,337
Loss before income tax expense	(5,112,964)	(8,319,662)	(1,147,334)
Income tax benefit	63,233	69,940	9,645
Loss from continuing operations, net of tax	(5,049,731)	(8,249,722)	(1,137,689)
Net loss	(5,049,731)	(8,249,722)	(1,137,689)
Less: net loss attributable to non-controlling interests	(137,784)	(157,762)	(21,756)
Loss attributable to the Company’s shareholders	(4,911,947)	(8,091,960)	(1,115,933)

Other comprehensive income:
Foreign currency translation adjustment	10,309,159	7,954,537	1,096,981
Total comprehensive income (loss)	5,259,428	(295,185)	(40,708)
Less: total comprehensive loss attributable to non-controlling interests	-	(157,762)	(21,756)
Total comprehensive income (loss) attributable to the Company’s shareholders	5,259,428	(137,423)	(18,952)

Loss per ordinary share attributable to Company’s shareholders from continuing operations, basic and diluted	(0.07)	(0.12)	(0.02)
Weighted average number of ordinary shares, basic and diluted	66,667,000	66,667,000	66,667,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Fen Ye
Fen Ye
Chairlady of Board of Directors

Date: October 31, 2023